News Release

Number 3, 2003

Resin Systems Signs Power Pole Distribution Agreement For Ontario

Edmonton, Alberta, January 13, 2003: Resin Systems (RS-TSX Venture) announced today that it has signed an exclusive agreement with Harwell Hesco Electric Supply Co. Ltd. for the distribution of power poles and light standards in Ontario. In addition, Harwell Hesco has secured first Right of Refusal to build a facility in Ontario for the manufacture of utility poles and light standards.

Harwell Hesco is a full line stocking electrical distributor, which has been supplying its Industrial, Original Equipment Manufacturers, Institutional and Contractor customers since 1957. As an ISO registered company it has stocking branches in Toronto, Barrie, Markham, Hamilton, Burlington and St. Catharines. The company services over 2000 customers throughout Southern Ontario.

Harwell Hesco was a major investor in Resin Systems’ recently completed and oversubscribed $3 million financing.

Harwell Hesco President, Laurence Vassallo in commenting on the agreement stated, “Harwell Hesco Electric Supply and its two divisions, Hesco Electric and Electric Depot are pleased and excited to be part of the Resin System team. RSI has a product that we believe can act as a replacement for wood and/or steel in a number of various industrial products. We are convinced that the Version resins bring the qualities of superior strength and cost effectiveness to our industry. As an Exclusive Distributor for the Province of Ontario, we and our 90 employees are ready and able to create demand for RSI's products for the hydro and utility markets.”

Mr. Vassallo added that Harwell Hesco has already identified a site for a manufacturing facility.

RSI President and CEO Greg Pendura stated that, “We believe it is a testament to the potential of our revolutionary new product line for the hydro and utility sectors that an established and respected company such as Harwell was attracted to play a key role in RSI’s initiatives. We are particularly gratified that Harwell has become a significant shareholder in RSI.”

Resin Systems Inc. is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name.  RSI's common shares are listed on the TSX Venture Exchange under the trading symbol "RS".

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.